Filed by Ritter Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Ritter Pharmaceuticals, Inc. (SEC File No. 001-37428)

Commission File No. for the Related Registration Statement: 333-236235

The following email was sent to stockholders of Ritter Pharmaceuticals, Inc. on May 5, 2020.

Dear Fellow Shareholder,

It has come to our attention that you may have voted against or abstained to one or more of the proposals on the ballot for the Special Meeting of Ritter Pharmaceuticals, Inc.

While we thank you for your participation in this important shareholder meeting, we want to remind you that the merger CANNOT be consummated without the approval of EACH of the proposals being voted on at the Special Meeting, including approval of a reverse stock split. The reverse stock split is necessary to ensure that the combined company meets Nasdaq’s initial listing minimum bid price requirement, so that it may be listed on Nasdaq following the merger, and is a condition to the closing of the merger.

Accordingly, we will be sending you another proxy card via email that you will receive shortly. Using that proxy card, we ask that you consider re-voting your shares, choosing to vote FOR ALL PROPOSALS. You may also call toll-free (866) 357-4029 to revote your shares.

TIME IS SHORT – We need your vote prior to the May 14, 2020 Special Meeting.

If you have questions or require assistance in voting your proxy, please call our proxy solicitor Georgeson toll-free at (866) 357-4029 or email info@ritterpharma.com for assistance.

I want to thank you personally in advance for your support.

Sincerely,

Andrew J. Ritter

Chief Executive Officer

RITTER PHARMACEUTICALS, INC.

1880 Century Park East #1000

Los Angeles, CA 90067

P.S. Please review our latest press release related to our Special Meeting.